October 28, 2015

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nicholson, Special Counsel
Kristen Shifflett
Doug Jones
John Stickel

Re: Eco Energy Tech Asia, Ltd
Registration Statement on Form S-1
Filed September 23, 2015
File No. 333-207095

Ladies and Gentlemen,

Eco Energy Tech Asia, Ltd. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated October 20, 2015, and thereafter the Company’s responses to each comment.

Prospectus Cover Page

1.	Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have revised the Prospectus Cover Page to disclose that the selling shareholders will be receiving a fixed offering price of $0.20 per share from the offering.

2.
Your discussion on your prospectus cover page that the shares will be sold at a price of $.20 per share does not appear to be consistent with your discussion on page 29 that sales by the selling shareholders must be made at a fixed price of $0.20 per share until the prices of your common stock are quoted on the OTCBB. Please revise to reconcile such statements.

Response: We have reconciled the Prospectus Cover Page with the statement on page 29.

Prospectus Summary, page 6

3.	Please review to clarify in this section whether the operations that you describe are undertaken by your indirect subsidiary in which you have a controlling interest.

Response: We have revised to clarify that our operations are conducted through our indirect subsidiary in which we have a controlling interest.

Risk Factors, page 9

We are in an early stage of development, page 9

4.	Please revise to provide a complete risk factor that more fully addresses the risk identified by the heading, as the third sentence appears to be incomplete.

Response: We have revised this risk factor to provide the complete risks as set out in the heading.

Our auditor has raised substantial doubts about our ability to continue as a going concern….page 10

5.
You disclose in this risk factor that you plan to attempt to raise additional equity capital be selling shares in this offering. However, this does not appear to be consistent with your disclosure elsewhere in your filing that there will be no proceeds to the company from this offering. Please revise to address this discrepancy.

Response: We have deleted any reference in this disclosure that the Company will be receiving any proceeds from the offering.

Our current officers and directors have conflicts of interests….page 11

6.
Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material. Please also discuss the amount of time each executive officer intends to dedicate to your business.

Response: We have revised this disclosure to describe the outside business activities of our Chief Financial Officer, Victor J. Elias and the potential conflicts that may exist as a result. We have also revised the disclosure to reflect that Mr. Elias devotes approximately 25% of his time to the Company at this time and approximately 75% of his time to Pan Ocean International Business, Ltd. This disclosure has also been added to his resume on page 25. Ms. Cheung and Mr. Colclough devote all of their working time to the management and operation of the Company and that disclosure has added to their respective resumes on pages 25 and 26, respectively.

 If we do not file a Registration Statement on Form 8-A….page 11

7.
Please revise and update the disclosure provided in this risk factor. In that regard, your disclosure discusses your intention to file a registration statement on Form 8-A at or prior to September 30, 2015.

Response: We have revised this disclosure to clarify the Company’s intention is to file Form 8-A after the effective date of this Registration Statement.

Our Company has a concentration of stock ownership….page 12

8.
We note that Yuen May Cheung owns 96.85% of your outstanding shares. Please disclose all material risks associated with having your chief executive officer and sole director as a controlling shareholder. For example, please address the potential for conflicts of interest and impact on internal controls.

Response: We have revised this disclosure to more fully describe the material risks addressed in this risk factor including the potential for conflicts of interest and impact on internal controls.

Description of Our Business, page 15

Company Summary, page 15

9.	Please provide support for your statement that your proprietary growing system delivers yields per meter of approximately 7 times the production level of traditional greenhouse operation.

Response: We have revised this disclosure throughout the Registration Statement to explain that our proprietary growing system yields greater per meter yield than the production of traditional single level greenhouses resulting from our multi-tier/multi-level growing system which permits us to grow a greater number of plants. We have deleted the specific reference to “7 times greater yields.”

Product Overview, page 16

10.
Please review and throughout your filing to clarify your current stage of operations, and to distinguish your plan of operation from your current stage of operations. As an example, we note your statement on page 16 that you “provide” commercial growers with plantlets from seeds and cuttings obtained by micropropagation and your disclosure on page 19 where you are “in the process of providing” such plantlets. Since you have not yet generated revenues, please revise to clarify arrangements by which you have provided such plantlets to commercial growers.

Response: We have revised to clarify our current stage of operations from our plan of operation and have revised the disclosure on page 19 to be consistent with our current operations.

Management, page 25

11.	For each executive officer, please review to clarify his or her present principal occupations and employment.

Response: We have revised this disclosure to clarify the present principal occupation and employment of each of our executive officers.

12.
Please revise to disclose Mr. Colclough’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization to which such occupation and employment was carried on. Refer to Item 401(e) of Regulation S-K.

Response: We have revised this disclosure to disclose Mr. Colclough’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization to which such occupation and employment was carried on.

Management’s Discussion and Analysis of Financial Condition, page 34

Milestones, page 36

13.
Please revise to clarify your plan to seek more suppliers for the materials for lighting and nutrition fluid on page 38, as the disclosure under the caption “Seek more suppliers for the materials for lighting and nutrition fluids” does not address any such plans.

Response: This disclosure has been deleted as these materials have now been sourced.

14.
Your disclosure on page 40 indicates that details regarding the direct retail method you will utilize during the initial development phase are provided later in your filing. However, such additional information is not provided. If material, please revise to briefly discuss your plans regarding direct retail marketing method you intend to use.

Response: We have revised this disclosure to delete the (see below for details) reference and added: “The direct methods of marketing will depend on the country of operation and available infrastructure to facilitate retail transactions.”

Signatures, page 46

15.
Please revise the second signature section to have your principal executive officer, principal financial officer and principal accounting officer sign your registration statement in their individual capacities. Refer to the Instructions to Form S-1.

Response: We have revised the signatures accordingly.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Yuen May Cheung
Yuen May Cheung
Chief Executive Officer,
President